Via Facsimile and U.S. Mail
Mail Stop 6010

November 24, 2008

Mr. Armando Anido
Chief Executive Officer and President
Auxilium Pharmaceuticals, Inc.
40 Valley Stream Parkway
Malvern, PA 19355

> **Re:** **Auxilium Pharmaceuticals, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed May 10, 2008**
> **File No. 000-50855**

Dear Mr. Anido:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended 12/31/07

Item 1. Business

Manufacturing, page 11

1. We note your disclosure on page 11 that you acquire CPD, a critical ingredient for the manufacture of Testim, from a single source. We further note that Testim is your only marketed product. Please expand your disclosure to identify this single source of CPD or provide an analysis as to why the identity of this single source supplier is not material to your business.

Mr. Armando Anido
Auxilium Pharmaceuticals, Inc.
November 24, 2008
Page 2

Item 1A. Risk Factors

"Over 90% of our product shipments are to only three customers; . . .," page 41

2.   We note your statement on page 41 that over 90% of your product shipments
during the period covered by your Form 10-K were to only three customers:
Cardinal Health, Inc., McKesson Corporation, and AmerisourceBergen
Corporation. If you have a written purchase agreement with any of these parties,
please provide your analysis as to why these agreements need not be filed as
exhibits to your Form 10-K as required by Item 601(b)(10)(ii)(B) of Regulation S-
K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Overview, page 54

3.   We note your statement on page 56 that you use a third-party distributor, ICS, a
division of AmerisourceBergen Corporation, for commercial distribution
activities. If you have a written distribution agreement with ICS, please provide
your analysis as to why this agreement need not be filed as an exhibit to your
Form 10-K as required by Item 601(b)(10)(ii)(B) of Regulation S-K.

Schedule 14A

Executive Compensation

Compensation Discussion and Analysis, page 18

Salary, page 22

4.   We note your disclosure on page 22 that individual established objectives of the
named executive officers are a factor in determining such individual's salary.
Please expand your disclosure to disclose each executive's individual objectives
and how each individual's performance against those established objectives
affected compensation.

5.   Please also disclose the functional objectives established for each individual that
were used in determining the short-term incentive awards under the 2007 Bonus
Plan as described on page 24.

*   *   *   *

As appropriate, please amend your Form 10-K for the fiscal year ended December 31, 2007 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments. Detailed cover letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rose Zukin at (202) 551-3239 or Sonia Barros at (202) 551-3655 with questions on any of the comments. In this regard, do not hesitate to contact me at (202) 551-3715.

Sincerely,

Jeff Riedler
Assistant Director